Exhibit 99.1

MINERA ANDES INC.

March 31, 2011

(Unaudited – stated in thousands of United States dollars)

Revised and refiled on June 27, 2011, to provide a Condensed Consolidated Statement of Changes in Equity for the period ended March 31, 2010.

INDEX

Notice to reader

Unaudited Condensed Interim Consolidated Financial Statements

•                  Condensed Consolidated Statements of Comprehensive Income (Loss)

•                  Condensed Consolidated Statements of Financial Position

•                  Condensed Consolidated Statements of Changes in Equity

•                  Condensed Consolidated Statements of Cash Flows

•                  Notes to the Condensed Interim Consolidated Financial Statements

Notice to Reader – From Minera Andes Inc.

The condensed interim consolidated financial statements of Minera Andes Inc. (“the Company”) including the accompanying consolidated statements of financial position as at March 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the three month periods ended March 31, 2011 and 2010 are the responsibility of the Company’s management.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with International Financial Reporting Standards for interim financial statements.

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three month periods ended March 31, 2011 and 2010

(Unaudited – stated in thousands of U.S. Dollars except per share amounts)

		Three months ended
			March 31,
		March 31,	2010
	Note	2011	(see Note 4)
Income on investment in Minera Santa Cruz (“MSC”)		$11,681	$144
Less amortization of deferred costs		(397)	(346)
Net income (loss) on Investment in MSC	6	11,284	(202)
Professional fees		(234)	(126)
Wages		(326)	(303)
Other operating expenses		(619)	(588)
Income (loss) before undernoted items		10,105	(1,219)
Foreign exchange gain		721	437
Interest and other income		28	9
Project loan interest expense	6	(557)	(645)
Project loan interest income	6	557	645
Write-off of exploration and evaluative assets	5	—	(2)
Unrealized gain (loss) on fair value of derivative liability	4	6,119	(2,071)
Income (loss) before income tax		16,973	(2,846)
Income tax recovery (expense)		75	(37)
Net income (loss) for the period and comprehensive income (loss)		$17,048	$(2,883)
Basic and diluted earnings (loss) per share	8d	$0.06	$(0.01)
Weighted average number of shares, basic		277,927,460	263,232,714
Weighted average number of shares, diluted		282,774,373	263,232,714

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – stated in thousands of U.S. Dollars)

		As at
			December 31,	January 1,
		March 31,	2010	2010
	Note	2011	(see Note 4)	(see Note 4)
ASSETS
Current:
Cash and cash equivalents		$19,742	$13,834	$18,872
Short term investments		11,345	—	—
Receivables and prepaid expenses		199	354	252
Project loan interest receivable	6	287	9,121	7,600
Total current assets		31,573	23,309	26,724
Project loan interest receivable	6	—	587	—
Project loan receivable	6	31,850	31,850	31,850
Exploration and evaluative assets	5	38,318	32,680	19,255
Investment in Minera Santa Cruz	6	114,566	103,954	88,723
Equipment, net	7	341	277	19
Total assets		$216,648	$192,657	$166,571

LIABILITIES
Current:
Accounts payable		$286	$482	$273
Accrued Liabilities		6,286	3,018	2,476
Project loan interest payable	6	287	9,121	7,600
Current unrealized fair value derivative liability	4	—	25,288	5,655
Total current liabilities		6,859	37,909	16,004
Deferred income tax liability		1,481	1,556	1,261
Project loan interest payable	6	—	587	—
Project loan payable	6	31,850	31,850	31,850
Total liabilities		40,190	71,902	49,115

SHAREHOLDERS’ EQUITY
Share capital:	8
Common shares, no par value, unlimited number authorized Issued March 31, 2011 —282,363,854 shares Issued December 31, 2010—266,965,121 shares		193,494	154,778	149,218
Contributed surplus		14,586	14,647	15,691
Accumulated deficit		(31,622)	(48,670)	(47,453)
Total shareholders’ equity		176,458	120,755	117,456
Total liabilities and shareholders’ equity		$216,648	$192,657	$166,571

Commitments (Note 10)

Subsequent event (Note 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited – stated in thousands of U.S. Dollars)

		Common Stock		Contributed	Accumulated
	Note	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2009 (see Note 4)		262,908,851	$149,218	$15,691	$(47,453)	$117,456
Exercies of stock options	8b	130,000	63	—	—	63
Fair value of stock options exercised		—	47	(47)	—	—
Share based payments	8b	—	—	41	—	41
Exercise of warrants	8c	1,702,770	1,170	—	—	1,170
Fair value of warrants exercised		—	433	—	—	433
Net income for the period		—	—	—	(2,883)	(2,883)
Balance, March 31, 2010 (See Note 4)		264,741,621	$150,931	$15,685	$(50,336)	$116,280
Exercise of stock options	8b	2,115,000	2,128	—	—	2,128
Fair value of stock options exercised		—	1,369	(1,369)	—	—
Share based payments	8b	—	—	331	—	331
Exercise of warrants	8c	108,500	133	—	—	133
Fair value of warrants exercised		—	217	—	—	217
Net income for the period		—	—	—	1,666	1,666
Balance, December 31, 2010 (see Note 4)		266,965,121	$154,778	$14,647	$(48,670)	$120,755
Exercise of stock options	8b	185,000	323	—	—	323
Fair value of stock options exercised		—	196	(196)	—	—
Share based payments	8b	—	—	135	—	135
Exercise of warrants	8c	15,213,733	19,028	—	—	19,028
Fair value of warrants exercised		—	19,169	—	—	19,169
Net income for the period		—	—	—	17,048	17,048
Balance, March 31, 2011		282,363,854	$193,494	$14,586	$(31,622)	$176,458

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three month periods ended March 31, 2011 and 2010

(Unaudited – stated in thousands of U.S. Dollars except per share amounts)

		Three months ended
			March 31,
		March 31,	2010
	Note	2011	(see Note 4)
Cash provided by (used in):
Operating Activities:
Net income (loss) for the period		$17,048	$(2,883)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net income from Investment in MSC	6	(11,284)	202
Project loan interest expense	6	557	645
Project loan interest income	6	(557)	(645)
Write-off of deferred exploration costs	5	—	2
Depreciation		8	—
Share based payments	8b	135	41
Unrealized (gain) loss on fair value of derivative liability	8c	(6,119)	2,071
Deferred income tax (recovery) expense		(75)	37
Change in:
Receivables and prepaid expenses		157	7
Accounts payable and accrued liabilities		3,072	1,725
Cash provided by operating activities		2,942	1,202

Investing Activities:
Purchase of equipment		(74)	(99)
Short term investments (net)		(11,345)	—
Mineral properties and deferred exploration		(5,638)	(5,961)
Investment in Minera Santa Cruz	6	672	—
Cash used in investing activities		(16,385)	(6,060)

Financing Activities:
Common shares issued	8	19,351	1,233
Project loan interest receivable	6	9,978	—
Project loan interest payable	6	(9,978)	—
Cash provided by financing activities		19,351	1,233
Increase (decrease) in cash and cash equivalents		5,908	(3,625)
Cash and cash equivalents, beginning of period		13,834	18,872
Cash and cash equivalents, end of period		$19,742	$15,247

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

1.     REPORTING ENTITY

Minera Andes Inc. (“Minera Andes”, “MAI” or the “Company”) is a company domiciled in Canada. The condensed interim consolidated financial statements of the Company as at and for the three months ended March 31, 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Company’s investments in associates. The Company is primarily involved in the business of acquiring, exploring and evaluating exploration and evaluation (“E&E”) assets, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The consolidated financial statements of the Company as at and for the year ended December 31, 2010 which were prepared under Canadian GAAP are available upon request from the Company’s registered office at 99 George Street, 3rd Floor, Toronto, Ontario, Canada, M5A 2N4 or are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José silver/gold mine in the Santa Cruz province of Argentina (the San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the San Juan, Santa Cruz and Chubut provinces of Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine began commercial production in 2008 and is operated by Hochschild.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the Company’s balance sheet as E&E assets represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for E&E assets depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the E&E assets, and upon future profitable production or proceeds from disposition of the E&E assets. In the future, the Company’s ability to continue its E&E activities, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.     BASIS OF PREPARATION

a. Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These are the Company’s first International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied (Note 4). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

2.     BASIS OF PREPARATION — continued

a. Statement of Compliance — continued

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at January 1, 2010 (Note 4) for the purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries. These condensed consolidated interim financial statements were approved by the Board of Directors on May 19, 2011.

b. Basis of Presentation and Adoption of IFRS

In 2010, the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual financial statements and related notes thereto.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of June 6, 2011, the date the Board of Directors approved the statements. Any subsequent change to IFRS, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Note 4 discloses IFRS information for the year ended December 31, 2010 that is material to an understanding of these consolidated interim financial statements.

c. Basis of Measurement and Principles of Consolidation

The condensed consolidated interim financial statements have been prepared on the historical cost basis.

The consolidated interim financial statements include all the accounts of the Company and all of its subsidiaries and investments, including its principal subsidiaries, MASA, Andes Corporation Minera S.A. (“ACMSA”) and Las Yaretas S.A. (“LYSA”) as well as other non-significant subsidiaries.

The investment in MSC is accounted for by the equity method, which involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the profit or loss and other changes in MSC’s net assets. All significant intercompany transactions and balances have been eliminated from the consolidate financial statements.

d. Functional and Presentation Currency

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company’s functional currency, and the functional currency of all subsidiaries and equity investment.

e. Use of Estimates and Judgment

The preparation of consolidated financial statements in conformity with IFRS requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

2.    BASIS OF PREPARATION — continued

e. Use of Estimates and Judgment — continued

are expected to be the same as those to be applied in the Company’s first annual IFRS financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of E&E assets, investments, long-lived assets, reclamation obligations, share-based payments, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

3.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies sent out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a. Foreign Currency Transactions

The consolidated interim financial statements are presented in U.S. dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Although some the Company’s transactions are denominated in Canadian dollars and Argentine pesos, the predominant currency is the U.S. dollar.

Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the condensed consolidated statement of comprehensive income or loss.

b. Exploration and evaluation expenditures

Exploration and evaluative assets consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.

Exploration and evaluation costs consist of:

•   Gathering exploration data through topographical and geological studies;

•   Exploratory drilling, trenching and sampling;

•   Determining the volume and grade of the resource;

•   Test work on geology, metallurgy, mining, geotechnical and environmental; and

•   Conducting engineering, marketing and financial studies.

Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

b. Exploration and evaluation expenditures — continued

new information becomes available.  If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statement of income in the period when the new information becomes available. The Company assesses each cash-generating (“CGU”) unit annually to determine whether any indication of impairment exists.

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.

c. Investments in associates (equity-accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies which are neither subsidiaries nor interest in joint ventures. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method (equity-accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs.  The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the profit or loss and other changes in the associate’s net assets.

The consolidated statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date the significant influence commences until the date that significant influence or joint control ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company as an obligation or has made payments on behalf of the investee.

At each balance sheet date the Company assesses the investment in associates for indicators of impairment.

d. Property, Plant and Equipment

(i) Recognition and Measurement

Items of property, plant and equipment (“PPE”) are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

d. Property, Plant and Equipment- continued

(ii) Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.  Equipment is recorded at cost, and depreciation is provided on a declining—balance basis over estimated useful lives.

The estimated lives for the current and comparative periods are as follows:

Plant and Equipment	5 years
Office furniture and equipment	5 years
Vehicles	5 years

(iii) Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount. The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

e. Accounting for Income Taxes

Income tax expense comprises of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity. Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

Deferred income tax assets and liabilities are calculated using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. An asset (liability) is recognized on the

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

e. Accounting for Income Taxes — continued

balance sheet when it is probable that the future economic benefits will flow to (away from) the entity and the asset has a cost or value that can be measured reliably.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted. Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

f. Basic and Diluted Earnings (Loss) per Common Share

The Company presents basic and diluted income (loss) per share data for its ordinary shares. Basic income (loss) per share is calculated by dividing the income (loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted earnings per share is determined by adjusting the diluted income (loss) attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees. This is described further in Note 8(d).

g. Share-Based Payment Transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The Company’s stock option plan is described in Note 8(b). The value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility.  Management estimates the number of awards likely to vest at the time of grant and at each reporting date up to the vesting date.  Annually, the estimate forfeiture rate is adjusted for actual forfeitures in the period.

The fair value of stock options granted is recognized as a charge to operations on a graded vesting basis over the applicable vesting period, with an offset to contributed surplus. See Note 8(c) for details of assumptions used in calculations.

Stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for E&E assets, are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued as purchase consideration for E&E assets is based upon the trading price of those shares on the TSX on the date of the agreement to issue shares as determined by the Board of Directors.

h. Reclamation Obligations

A legal or constructive obligation to incur restoration, rehabilitation, and environmental costs may arise

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

h. Reclamation Obligations — continued

when environmental disturbance is caused by the exploration, development, or ongoing production of an E&E interest. The Company’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability for the estimated future cost of reclamation, based on geologists’ estimates of the cost to comply with the regulations. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at the Company’s properties. The asset retirement obligation related to the investment in MSC is recorded on the financial statements of MSC.

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

i. Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value. The value of the share component is credited to share capital and the value of the warrant component is credited to a liability account (refer to Note 4 for explanation of the new IFRS standards). Upon exercise of the warrants, consideration paid by the warrant holder together with the amount previously recognized in the liability account is recorded as an increase to share capital.

j. Financial Instruments

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. IAS 39 Financial Instruments: Recognition and Measurement requires classification of financial instruments into one of four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets.

(i) Non-derivative financial assets

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of trade and other receivables, Project Loan and interest receivable.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original term of less than 90 days. This is recorded at fair value through profit and loss.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

j. Financial Instruments — continued

Short-Term Investments

Short-term investments, which represent highly liquid investments with an original term of greater than 90 days. This is recorded at fair value through profit and loss.

Impairment of financial assets

Financial assets are assessed or indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include:

•  Significant financial difficulty of the issuer or counterparty; or

•  Default or delinquency in interest or principal payments; or

•  It becoming probable that the borrower will enter bankruptcy or financial re-organization

The carrying amount of financial assets is reduced by any impairment loss for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(ii)  Non-derivative financial liabilities

Financial Liabilities at Fair Value through Profit or Loss

Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable are classified as financial liabilities at amortized cost.  The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.  Financial assets and liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Company has legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.

Other Financial Liabilities

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise trade and other payables. Risks relating to financial instruments is described in Note 12.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

j. Financial Instruments — continued

Financial instruments recorded at fair value

Financial instruments recorded at fair value on the condensed consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•      Level 1 — valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•      Level 2 -  valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•      Level 3 — valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of March 31, 2011, December 31, 2010, and January 1, 2010, cash, cash equivalents, and short term investments are considered level 1 items.

k. Accounting standards issued but not yet applied

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

International Accounting Standard 24, Related Party Transactions (“IAS 24”) was amended to remove the requirement for government related entities to disclose details of all transactions with the government and other government-related entities and to clarify and simplify the definition of a related party. IAS 24 is effective for years beginning on or after January 1, 2011. Since the Company is not a government-related entity, there will be no impact on its financial statements.

4.     TRANSITION TO IFRS

Overview

These are the Company’s first unaudited condensed consolidated financial statements prepared in accordance with IAS 34, using accounting policies consistent with IFRS. The accounting policies described in Notes 2 and 3 have been selected to be consistent with IFRS as is expected to be effective or available for adoption on December 31, 2011, the Company’s first annual IFRS reporting date. These policies have been applied in the preparation of these unaudited condensed consolidated interim financial statements, including all comparative information.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

4.     TRANSITION TO IFRS — continued

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following exception in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”: to apply IFRS 2 Share-Based Payments only to equity instruments that were issued after September 3, 2007 and had not vested by the Transition Date.

IFRS 1 does not permit changes to estimates that have been previously made. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS:

a)    Impairment of (non-financial) assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows.  Current Canadian GAAP requires a write down to estimated value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company’s accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There is no impact on the unaudited condensed consolidated interim financial statements.

b)    Decommissioning liabilities

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company’s accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed consolidated interim financial statements.

c)    Transition date unaudited condensed consolidated statement of financial position

The Company’s Transition Date IFRS unaudited consolidated statement of financial position is included as comparative information in the unaudited condensed consolidated interim statements of financial position in these financial statements. The changes in accounting policies resulting from the Company’s adoption of IFRS had no impact on the unaudited consolidated statement of financial position as at the transition date of January 1, 2010.

d)    Share based payments

IFRS 2 requires each vesting tranche to be valued with unique assumptions, as if it were a separate grant. The Company now also uses an estimate of forfeiture rates based on historical trends

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

4.     TRANSITION TO IFRS — continued

experienced by the Company. Further discussion of share based payments appears below.

e)             Warrants

International Accounting Standard 32, Classification of Rights Issues (“IAS 32”) was amended to address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Prior to the amendment, such rights issues were accounted for as derivative liabilities. The amendment states that, if such rights are issued pro rata to an entity’s existing shareholders for a fixed amount of any currency, they should be classified as equity, regardless of the currency in which the exercise price is denominated. IAS 32 is effective for years beginning on or after February 1, 2010. Since the rights were not issued pro rata to the Company’s existing shareholders, and are denominated in a currency (Canadian dollars) other than the functional currency of the entity, the Company will disclose them as a derivative liability on its condensed consolidated statements of financial position. This derivative liability is required to be revalued according to fair market value which the Company has done using the Black-Scholes fair valuation model.  Further discussion of warrants appears below.

f)                Deferred tax liability

Under Canadian GAAP, deferred tax was not recognized for temporary differences resulting from differences between the functional currency of accounting for a foreign operation and the local currency in which they are filed. Under IFRS, such temporary differences in currencies are recognized. This has resulted in a deferred tax liability to the Company.

Presentation

Certain amounts on the unaudited condensed consolidated statements of financial position, statements of comprehensive income (loss) and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

The effect of the Company’s transition to IFRS, described in Note 2, is summarized in this note as follows:

i) Transition adjustments

ii) Reconciliation of liabilities, equity and comprehensive income as previously reported under Canadian GAAP to IFRS

iii) Adjustments to the statement of cash flows

i) Transition adjustments

The Company has recorded transition adjustments related to share based payments (a), warrants (b), and deferred taxes (c) as described in Note 4 (ii).

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

4.     TRANSITION TO IFRS — continued

ii) Reconciliation of liabilities, equity and comprehensive income as previously reported under Canadian GAAP to IFRS

Liabilities

		As at
		December 31,	March 31,	January 1,
		2010	2010	2010
Liabilities as reported under Canadian GAAP		$45,058	$44,569	$42,199
Current liabilities
Adjustment for warrant FMV and reclass to liabilities	b	25,288	7,294	5,655
Noncurrent liabilities
Adjustment for deferred tax liability	c	1,556	1,297	1,261
Liabilities as reported under IFRS		$71,902	$53,160	$49,115

Equity

		As at
		December 31,	March 31,	January 1,
		2010	2010	2010
Equity as reported under Canadian GAAP		$147,599	$124,871	$124,372
Retained earnings:
Adjustment for graded vesting	a	(189)	(81)	(77)
Adjustment for warrant FMV and reclass to liabilities	b	(22,393)	(4,182)	(2,110)
Adjustment for deferred tax liability	c	(1,556)	(1,297)	(1,261)
Contributed Surplus:
Adjustment for graded vesting	a	189	81	77
Adjustment for warrant FMV and reclass to liabilities	b	(3,520)	(3,545)	(3,545)
Common stock:
Adjustment for warrant exercise	b	625	433	—
Equity as reported under IFRS		$120,755	$116,280	$117,456

Comprehensive income

		Year ended	Quarter ended
		December 31,	March 31,
		2010	2010
Comprehensive income as reported under Canadian GAAP		$19,473	$(771)
Decrease in net income for:
Adjustment for graded vesting of stock options	a	(112)	(4)
Adjustment for warrant FMV and reclass to liabilities	b	(20,283)	(2,071)
Adjustment for deferred tax liability	c	(295)	(37)

Comprehensive income (loss) as reported under IFRS		$(1,217)	$(2,883)

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

4.     TRANSITION TO IFRS — continued

Explanatory Notes

a) Under Canadian GAAP, grants have been amortized using the straight line method over the vesting period. IFRS 2 requires graded amortization. Under Canadian GAAP, grants are amortized at a non tranche level (single valuation). IFRS 2 requires each vesting tranche to be valued with unique assumptions, as if it were a separate grant. The Company’s valuation assumptions were affected by changing single valuation to tranche level valuation. The change affected expected life calculation, which in turn affected the volatility and risk free rate calculations.

Under IFRS, the Company now also uses an estimate of forfeiture rates based on historical trends experienced by the Company. Under Canadian GAAP no estimate was used, but rather actual forfeitures were accounted for as they occurred. The change affected the calculation of share based payment expense. The Company applied both the IFRS amortization method and forfeiture rate to options not yet vested on the Transition Date.

IFRS 2 requires that vesting conditions that are not based on market conditions should have their expense calculated using a best estimate on awards expected to vest.

The net effect of the above adjustments was to accelerate the amortization of the share based payment expense. The cumulative increase in share based payment expense as at January 1, 2010, was $0.08 million. The Q1 2010 increase was $0.004 million. For the year ended December 31, 2010, the increase in share based payment expense was $0.1 million.

b) As explained above, IAS 32 requires that the warrants should be classified as a derivative liability. The Company has reclassified an amount of $5.7 million from equity to derivative liability on the Transition Date.

c) As a result of fluctuations between the functional currency and the local currency, the accounting basis of the Company’s exploration and evaluative assets exceed the tax basis of these assets. This measurement difference has created a deferred tax liability to the Company. A deferred tax liability of $1.3 million was recognized as at January 1, 2010 and as at March 31, 2010, and the liability increased to $1.6 million as at December 31, 2010.

iii) Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS caused the March 31, 2010 profit to decrease by $2.1 million (creating a net loss of $2.9 million). The share based payment expense increased by $0.004 million, the adjustment due to increase of fair value of warrants was $2.1 million and the deferred tax expense was $0.04 million.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

5.              EXPLORATION AND EVALUATIVE ASSETS

2011 COSTS BY PROPERTY — for the period ended March 31, 2011

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of period	$27,423	$487	$4,770	$—	$32,680
Assays and analytical	91	—	16	—	107
Engineering and consulting	615	—	—	—	615
Drilling	3,546	—	—	—	3,546
Geology and geophysics	361	—	14	—	375
Site maintenance	537	—	—	—	537
Project overhead	167	—	6	—	173
Property and mineral rights	8	—	20	—	28
Wages and benefits	257	—	—	—	257
Balance, end of period	$33,005	$487	$4,826	$—	$38,318

2010 COSTS BY PROPERTY — for the period ended December 31, 2010

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of year	$15,094	$481	$3,670	$10	$19,255
Assays and analytical	229	—	23	—	252
Engineering and consulting	1,728	—	94	—	1,822
Drilling	5,632	—	490	—	6,122
Geology and geophysics	738	—	269	—	1,007
Site maintenance	1,577	—	68	—	1,645
Project overhead	703	—	108	—	811
Property and mineral rights	1,248	6	44	3	1,301
Wages and benefits	474	—	4	—	478
Write off of deferred costs	—	—	—	(13)	(13)
Balance, end of year	$27,423	$487	$4,770	$—	$32,680

San Juan Projects, Argentina

The San Juan Project comprises four properties, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Annual land holding costs are approximately $0.04 million.

On April 1, 2010, the Company (and certain subsidiaries) filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and its subsidiary, Solitario Argentina S.A. (together “TNR”). This claim was subsequently consolidated with a related matter between TNR and MIM Argentina Exploraciones S.A. (Xstrata Copper) commenced by TNR against Xstrata in the Supreme Court of British Columbia in 2008. These claims, in part, pertain to a purported 25% back-in right (or in the alternative, damages) by TNR to certain properties comprising the Company’s Los Azules copper project.

Certain of the properties formerly held by Xstrata and transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study. Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007. The 36-month period expired on April 23, 2010, without a feasibility study having been completed. TNR has also subsequently claimed that Xstrata (and Minera Andes) did not

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

5.              EXPLORATION AND EVALUATIVE ASSETS — continued

complete the required exploration expenditures pursuant to exercise the option to acquire the properties underlying the Solitario Agreement. TNR, by consequence, claims properties underlying the Solitario Agreement should be returned to TNR.

The Company rejects the alleged right of TNR to back-in to any portion of the Los Azules Copper Project and its assertion that the Solitario Agreement option was not validly exercised. At this time, the Company is not able to estimate the potential financial impact of this claim. However, if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project.

Santa Cruz Projects, Argentina

The Company currently controls 17 (2010 — 17) cateos and 47 (2010 — 45) manifestations of discovery in the Santa Cruz province. The Company has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Annual land holding costs are approximately $0.02 million.

6.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001, as amended, between the Company, MASA and Hochschild (the “OJVA”).  Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain matters regarding the affairs of MSC and the operation of the San José Mine.  In addition the OJVA grants the Company certain approval rights with respect to new project capital expenditures and exploration.

The development and the subsequent commencement of construction of the San José Mine under the OJVA was financed by the Company and Hochschild under successive loan agreements (“Shareholder Loan Agreements”).  The construction of the San José Mine as a 750 tonnes per day facility and the subsequent expansion to a 1,500 tonnes per day facility was financed by the Company and Hochschild under successive project finance letter and loan agreements (“Project Loan Letter Agreement” and “Project Finance Loan Agreement” respectively).

A summary of the amounts owed by MSC under the OJVA financing agreements are as follows (in thousands of US dollars):

	Payable to, as at
	March 31, 2011		December 31, 2010
	MAI	Hochschild	MAI	Hochschild
Project finance loan agreement
Principal	$31,850	$33,150	$31,850	$33,150
Interest	287	—	9,708	—
Shareholder loan agreement
Principal	24,213	25,239	24,213	25,239
Interest	4,740	5,137	5,021	5,428
Total payable by MSC	$61,090	$63,526	$70,792	$63,817

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

6.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

a)  Project Finance Loan Agreement

Definitive project finance loan documentation (the “Project Finance Loan Agreement”) was completed September 17, 2010 between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Prior to this date, project financing for the San José Mine was governed by an agreement dated June 29, 2007, as amended, (the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, the Hochschild Lender.

Pursuant to the Project Finance Loan Agreement, which reflects earlier documentation, the Hochschild Lender and the Company agreed to provide MSC with a permanent secured project loan (the “Project Loan”) in the aggregate amount of $65 million.  The Project Finance Loan Agreement was structured as loans to MSC by the Company and the Hochschild Lender in amounts proportionate to their shareholdings in MSC.

The Project Finance Loan Agreement affirms the concepts of the Project Loan Letter Agreement, which provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”) on the same terms as the preceding loan by the Hochschild Lender to the Company.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The amounts owed under the Project Finance Loan Agreement by the Company to the Hochschild Lender are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The amounts advanced under the Project Finance Loan Agreement bear a fixed interest rate of 7.00%.

As at March 31, 2011, December 31, 2010, and January 1, 2010 the entire Project Loan had been advanced and the Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts on our balance sheet as the project loan was advanced to MSC by the Hochschild Lender on the Company’s behalf. The project loan receivable/payable and related interest income/expense will be paid to the Hochschild Lender by MSC on the Company’s behalf.  During the first quarter of 2011 MSC repaid $10.0 million to the Hochschild Lender as per the terms of this agreement.  The accrued interest outstanding as at March 31, 2011, December 31, 2010, and January 1, 2010 was, respectively, $0.3 million, $9.7 million, and $7.6 million.

b)  Shareholder Loan Agreement

Financing for the initial development of the San José Mine was provided pursuant to a loan agreement dated September 10, 2004, as amended, (the “Shareholder Loan Agreement”) and was structured as loans to MSC by the Company and Hochschild in amounts proportionate to their shareholdings in MSC.  The amounts advanced under the Shareholder Loan Agreements are subordinated to those advanced under the Project Finance Loan Agreements and form part of our investment in MSC.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

6.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The amounts advanced under the Shareholder Loan Agreement bear a fixed interest rate of 7.00%.

As at March 31, 2011, December 31, 2010, and January 1, 2010, the Shareholder Loan Agreement receivable was $24.2 million and the corresponding interest receivable was $4.7 million, $5.0 million, and $11.9 million respectively.  These amounts were recorded within the carrying value of the investment in MSC on the Company’s balance sheet with $2.8 million, $2.8 million, and nil due within 12 months, respectively.  During the first quarter of 2011 we received a scheduled repayment of $0.7 million (2010 - $nil), relating to accrued interest outstanding.

c)  Investment in MSC

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statements of income and includes 49% of MSC’s net income of $22.2 million for the three month period ended March 31, 2011, and net income of $1.8 million for the same period ended March 31, 2010.

The movement in our investment in MSC is comprised of the following:

		As at
	March 31,	December 31,	January 1,
	2011	2010	2010
Investment in MSC, beginning of year January 1:	$103,954	$88,723	$80,344
Income from equity investment	10,859	21,980	6,621
Amortization of pre 2008 capitalized interest income on loans to MSC	441	1,858	1,321
Interest expensed by MSC and included in equity method pickup, net of income taxes	381	2,296	2,646
Income on Investment in MSC	11,681	26,134	10,588
Less:
Amortization of deferred costs	(397)	(1,673)	(1,239)
Repayment of Loan Interest	(672)	(9,230)	—
Advances returned during the period	—	—	(576)
Derecognition of deferred costs	—	—	(394)

Investment in MSC, end of period	$114,566	$103,954	$88,723

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

6.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

	Period ended
	March 31,	March 31,
	2011	2010
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$67,823	$27,796
Net income - MSC 100%	22,162	(1,822)
Minera Andes Inc. portion - 49%	10,859	(893)
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	441	384
Interest expensed by MSC and included in equity method pickup, net of income taxes	381	653
Income on investment in MSC	11,681	144
Less: amortization of deferred costs	(397)	(346)
Net income on investment in MSC	$11,284	$(202)

7.     PROPERTY, PLANT AND EQUIPMENT

	Equipment	Office furniture & Equipment	Vehicles	Total
Cost
Balance, Jan 1, 2010	$97	$88	$—	$185
Additions	39	64	167	270
Balance, Dec 31, 2010	136	152	167	455
Additions	1	1	72	74
Balance, March 31, 2011	$137	$153	$239	$529

Accumulated depreciation
Balance, Jan 1, 2010	$90	$76	$—	$166
Depreciation for the year	2	—	10	12
Balance, Dec 31, 2010	93	76	10	178
Depreciation for the period	1	2	7	10
Balance, March 31, 2011	$93	$78	$17	$188

Carrying amounts
At January 1, 2010	$7	$12	$—	$19
At December 31, 2010	$44	$76	$157	$277
At March 31, 2011	$44	$75	$222	$341

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

8.     SHARE CAPITAL

a.   Changes to Share Capital — Issued, Allotted, and/or Subscribed

i.              During the period ended March 31, 2011, 15,213,733 warrants were exercised at an exercise price of C$1.25 for proceeds to the Company of C$19.0 million ($19.0 million).

ii.           During the period ended March 31, 2011, 185,000 stock options were exercised at an average exercise price of C$1.73 for proceeds to the Company of C$0.3 million ($0.3 million).

b.   Share-Based Payment Transactions

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 shares. Under the Plan, no participant may be granted an option to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

The company records a charge to the statements of income using the Black-Scholes fair valuation option pricing model. The valuation is dependent on a number of estimates, including the risk free interest rate, the level of stock volatility, together with an estimate of the level of forfeiture. The level of stock volatility is calculated with reference to the historic traded daily closing share price at the date of issue.

The Company used the following range of assumptions for its Black-Scholes valuations: dividend yield — Nil; risk free rate — 1.69% to 3.41%; expected volatility of 62.2% to 76.6%; expected life of 3.48 to 5.0 years, and a forfeiture rate of 0% - 7.69%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant.

At March 31, 2011, 5,332,243 (December 31, 2010 — 5,307,243) options were available for grant under the Plan.

In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation expense for the three month period ended March 31, 2011 of $0.1 million (2010 - $0.4 million).

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

8.     SHARE CAPITAL — continued

b.   Share-Based Payment Transactions — continued

A summary of the status of the Plan as of March 31, 2011, and December 31, 2010, and changes during the periods ended is as follows:

	Three months ended			Year ended
	March 31, 2011			December 31, 2010
	Options	Weighted Avg. Exercise Price		Options	Weighted Avg. Exercise Price
Outstanding at beginning of period	5,302,000	C$	1.29	7,835,000	C$	1.27
Granted	—		—	1,242,000		1.03
Exercised	(185,000)		1.73	(2,245,000)		0.99
Cancelled/Forfeited	—		—	(940,000)		1.36
Expired	—		—	(590,000)		1.49
Outstanding at end of period	5,117,000	C$	1.27	5,302,000	C$	1.29

Exercisable at end of period	3,606,668	C$	1.39	3,658,334	C$	1.44

	Three months ended	Year ended
	March 31, 2011	December 31, 2010
Weighted average fair value of options granted during the period	—	C$	0.56

The weighted average remaining contractual life of outstanding options is 1.96 years at March 31, 2011 (December 31, 2010 — 2.19 years).

At March 31, 2011, options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price		Expiry Date
2,710,000	C$	1.51	December 27, 2011
65,000	C$	1.73	September 4, 2012
335,000	C$	1.36	May 23, 2013
300,000	C$	0.81	September 11, 2013
200,000	C$	0.73	March 1, 2014
200,000	C$	0.67	March 13, 2014
90,000	C$	0.66	September 30, 2014
1,117,000	C$	1.02	May 13, 2015
100,000	C$	1.13	May 13, 2015
5,117,000

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

8.  SHARE CAPITAL — continued

c.     Warrants

A summary of the status of the outstanding warrants at March 31, 2011, and December 31, 2010, and changes during the periods ended on those dates is:

	Three months ended			Year ended
	March 31, 2011			December 31, 2010
	Warrants	Weighted Avg. Exercise Price		Warrants	Weighted Avg. Exercise Price
Outstanding and exercisable at beginning of period	15,244,000	C$	1.25	17,055,273	C$	1.20
Issued	—	—		—		—
Expired	(30,267)	1.25		(3)		—
Exercised	(15,213,733)	1.25		(1,811,270)		0.73
Outstanding and exercisable at end of period	—	—		15,244,000	C$	1.25

d.    Basic and Diluted Earnings per Common Share

Basic income per share is calculated by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding for the period.

For the period ended March 31, 2010, potentially dilutive common shares relating to options and warrants were excluded as they were anti-dilutive.

	Three months ended
	March 31,	March 31,
	2011	2010
	(In thousands except per share amounts)
Net income available to shareholders	$17,048	$(2,883)

Weighted average shares outstanding
Basic	277,927,460	263,232,714
Effect of dilutive stock options	2,537,911	—
Effect of dilutive warrants	2,309,002	—
Diluted	282,774,373	263,232,714

Net income per share
Basic	$0.06	$(0.01)
Diluted	$0.06	$(0.01)

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable are non-interest bearing and are normally settled on a 30 to 90 day basis. Accrued liabilities include employee vacation and payroll accruals and exploration expenses for which invoices have not yet been received.

	As at
	March 31, 2011	December 31, 2010	January 1, 2010
Falling due within the year
Accounts payable	$286	$482	$273
Accrued liabilities	6,286	3,018	2,476
Total	$6,572	$3,500	$2,749

10.       COMMITMENTS

As of March 31, 2011, MSC signed agreements with third party providers relating to the operation of the San José Mine.  Our 49% portion of these commitments is approximately $6.9 million.

11.  RELATED PARTY TRANSACTIONS

2083089 Ontario Inc.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen (“Mr. McEwen”), the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management services fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the three month periods ended March 31, 2011 and 2010, the Company paid $41,947 and $39,876, respectively, to 208. Mr. McEwen receives no compensation from 208.

Lexam L.P.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as being involved in senior management with two other mineral exploration companies, Mr. McEwen must travel extensively and frequently on short notice.

The Company is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate. Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the three month periods ended March 31, 2011 and 2010, the Company incurred costs of $131,782 and $nil, respectively, related to the business use of Lexam L.P.’s aircraft.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

12.  FINANCIAL INSTRUMENTS

During the period ended March 31, 2011, and the year ended December 31, 2010, the Company used cash and short term investments to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The carrying value and fair value of the Company’s financial assets and liabilities as at March 31, 2011, December 31, 2010, and January 1, 2010, is summarized as follows:

	March 31, 2011		December 31, 2010		January 1, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss	$31,087	$31,087	$13,834	$13,834	$18,872	$18,872
Loans and receivables	$32,189	$32,189	$41,644	$41,644	$31,900	$31,900
Other liabilities	$38,650	$38,650	$70,287	$70,287	$47,719	$47,719

The fair value of the cash and cash equivalents, short-term investments, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.

The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and are measured at fair value which is calculated using the Black-Scholes fair valuation model, with changes in the fair value recognized in the consolidated statement of operations.  For the three months ended March 31, 2011, the Company recognized a gain of $6.1 million while for the same period ended March 31, 2010 the Company recognized a loss of $2.1 million on the consolidated statement of operations.

RISK MANAGEMENT

(a)  Market Risk

(i)            Currency risk

The Company is exposed to currency risk on purchases and borrowings that are denominated in a currency other than the respective functional currency of the Company entities which is the U.S. dollar.

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash, short-term investments, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at March 31, 2011, was equal to $20.6 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.2 million, on a per annum basis.  As at March 31, 2011, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

12.  FINANCIAL INSTRUMENTS - continued

(ii)        Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at March 31, 2011, the Company had an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable consists of two loans which bear fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan (7.86% on $9.8 million and 8.21% on $22.1 million). As the terms on the Project Loan Receivable are the same as the terms of the Project Loan Payable there is no interest rate risk.

(b)  Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Company has not used derivative instruments to mitigate such risks associated with credit risk.

(c) Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At March 31, 2011, the Company’s accounts payables and accrued liabilities were approximately $6.5 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

12.  FINANCIAL INSTRUMENTS — continued

(c) Liquidity risk - continued

The Company’s Contractual Obligations as at March 31, 2011 are seet out below:

		Payments Due by Period Ending
Contractual Obligations	Total	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15 and after
Long-Term Debt - Project Loan Payable (1)	$31,850	—	—	—	—	$31,850
Project loan interest payable (1)	$287	287	—	—	—	—
Operating Lease Obligations (2)	$106	47	40	19	—	—
Purchase Obligations	$160	120	40	—	—	—
Accounts Payable and Accrued Liabilities	$6,572	6,572	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—	—
Total	$38,975	$7,026	$80	$19	—	$31,850

(d) Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

13.  SUBSEQUENT EVENTS

On April 21, 2011, the Company announced that operations at the San José Mine stopped due to an industrial action by the local miners’ union.  The disruption commenced on April 18, 2011 and work did not resume until May 4, 2011.  Approximately 16 full days of production were lost due to the action. Negotiations between MSC and the union are still ongoing.  Barring any further significant disruptions to operations and subject to the conditions reached with the union, MSC believes that its original full year production estimates of approximately 5,000,000 ounces of silver and 80,000 ounces of gold can still be met.

On March 17, 2011, the Company announced its intention to spin out its copper assets, including the Los Azules copper project, into a new publicly traded company, pursuant to a statutory plan of arrangement in the Province of Alberta.  On May 19, 2011, the Company announced that the proposed spin out of the copper assets would be deferred due to weaker financial markets, financing uncertainties and a delayed legal decision concerning these assets.

14.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform to the current year’s presentation.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

15.  CAPITAL DISCLOSURES

The Company defines capital that it manages as its shareholders equity. At March 31, 2011, total managed capital was $176.5 million (2010 — $120.8 million). Minera Andes’ objectives when managing capital are to:

Safeguard its ability to continue as a going concern;

Have sufficient capital to develop its mining projects and take them into production; and

Meet external capital requirements on its credit facilities, when required.

The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage with the exception of the San José Mine, which is in production; as such the Company is dependent on external equity financing to fund its activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.